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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BLUE BIRD CORPORATION
(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock, par value $0.0001 per share
Series A Convertible Preferred Stock, par value $0.0001 per share
(Title of Classes of Securities)

095306106
(CUSIP Number of Common Stock)

095306205
(CUSIP Number of Series A Convertible Preferred Stock)

Paul Yousif
General Counsel and Corporate Treasurer
Blue Bird Corporation
3920 Arkwright Road, Suite 200
Macon, Georgia 31210
(478) 822-2801
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Michael E. Lubowitz, Esq.
Eoghan P. Keenan, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**

$50,000,000	$6,225

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $50 million in aggregate value of shares of (i) the common stock, $0.0001 par value per share and (ii) Series A Convertible Preferred Stock, par value $0.0001 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

         If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to the offer by Blue Bird Corporation, a Delaware corporation ("Blue Bird" or the "Company"), to purchase, up to $50 million in aggregate value of shares of (i) our common stock, $0.0001 par value per share (the "Common Stock"), for purchase by us at a price of $28.00 per Share (the "Common Stock Offer Price"), and (ii) our 7.625% Series A Convertible Cumulative Preferred Stock, par value $0.0001 per share (the "Preferred Stock" and together with the Common Stock, the "Shares"), for purchase by us at a price per share of $241.69, which is equal to the Common Stock Offer Price multiplied by 8.6318, which is the conversion rate to acquire shares of Common Stock set forth in the Company's Certificate of Designations, Preferences, Rights and Limitations of the Preferred Stock, rounded to the nearest one-ten-thousandth (such price, the "Preferred Stock Offer Price"), to the seller in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2018 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a) (1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the section captioned "Summary Term Sheet" of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        Name and Address:    The name of the subject company is Blue Bird Corporation, a Delaware corporation. The address of its principal executive office is 3920 Arkwright Road, Suite 200, Macon, Georgia 31210 and its telephone number is (478) 822-2801. The information set forth in Section 10 ("Certain Information Concerning Us") of the Offer to Purchase is incorporated herein by reference.

        (a)   Securities: The information set forth in the section of the Offer to Purchase captioned "Introduction" is incorporated herein by reference.

        (b)   Trading Market and Price: The information set forth in the section captioned "Introduction" of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 7 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a)   Name and Address: The name of the filing person is Blue Bird Corporation, a Delaware corporation. The address of its principal executive office is 3920 Arkwright Road, Suite 200, Macon, Georgia 31210, and its telephone number is (478) 822-2801. The information set forth in Section 10 ("Certain Information Concerning Us") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        (a)   Material Terms: The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 1 ("Number of Shares; Proration"), Section 2 ("Purpose of the Offer; Certain Effects

of the Offer"), Section 3 ("Procedures for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Purchase of Shares and Payment of Purchase Price"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Funds"), Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 13 ("Certain United States Federal Income Tax Consequences"), Section 14 ("Extension of the Offer; Termination; Amendment") and Section 16 ("Miscellaneous") of the Offer to Purchase is incorporated herein by reference.

        (b)   Purchases: The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Agreements Involving the Subject Company's Securities:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a)   Purposes: The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (b)   Use of the Securities Acquired: The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (c)   Plans: The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a)   Source of Funds: The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 8 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b)   Conditions: The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 8 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (d)   Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 8 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)   Securities Ownership: The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

        (b)   Securities Transactions: The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        Solicitations or Recommendations:    The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

        (a)   The information set forth in Section 9 ("Certain Financial Information") of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in Section 9 ("Certain Financial Information") of the Offer to Purchase is incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION

        (a)   Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 12 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

        (c)   Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.    EXHIBITS

(a)(1)(i)	Offer to Purchase, dated September 14, 2018.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated September 14, 2018.

(a)(5)(ii)	Summary Advertisement, dated September 14, 2018.

(b)(i)	Credit Agreement dated as of December 12, 2016 by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries and affiliates and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and the other lenders party thereto, together with certain exhibits (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on December 15, 2016).

(b)(2)	First Amendment, dated as of September 13, 2018, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed by the Company on September 13, 2018).

(d)(1)	Registration Rights Agreement between the Company and certain security holders entered into in connection with the Company's initial public offering (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed by the Company on January 23, 2014).

(d)(2)	Blue Bird Corporation 2015 Omnibus Equity Incentive Plan (the "Incentive Plan") (incorporated by reference to Annex D to the Company's definitive Proxy Statement, as filed on January 20, 2015).

(d)(3)	Registration Rights Agreement, dated as of February 24, 2015, by and among the Company, The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(4)	Phantom Equity Plan (incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(5)	Amendment No. 1 to Phantom Equity Plan (incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(6)	Amendment No. 1 to Phantom Equity Plan (incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(7)	Form of grant agreement for non-qualified stock options granted under the Company's Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(8)	Form of grant agreement for restricted stock granted under the Company's Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(9)	Form of grant agreement for restricted stock units granted under the Company's Incentive Plan (incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(10)	Form of indemnity agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.23 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(11)	Employment Agreement, dated as of April 1, 2011, between School Bus Holdings Inc. and Philip Horlock (incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(12)	First Amendment to Employment Agreement dated as of April 1, 2011 between School Bus Holdings Inc. and Philip Horlock made as of June 1, 2012 (incorporated by reference to Exhibit 10.25 to the Company's Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(13)	Severance Agreement, dated as of May 10, 2012, between Blue Bird Corporation and Phillip Tighe (incorporated by reference to Exhibit 10.29 to the Company's Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(14)	Severance Agreement, dated as of July 1, 2008, between School Bus Holdings Inc. and Paul Yousif (incorporated by reference to Exhibit 10.31 to the Company's Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(15)	Form of Restricted Stock Unit Grant Agreement for directors under the Company's Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q/A filed by the Company on August 18, 2015).

(d)(16)	Purchase and Sale Agreement dated May 26, 2016 by and among The Traxis Group G.V., Blue Bird Corporation, and ASP BB Holdings LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company on May 27, 2016).

(d)(17)	Letter Agreement dated May 26, 2016 among American Securities LLC, ASP BB Holdings LLC and Blue Bird Corporation (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed by the Company on May 27, 2016).

(d)(18)	Offer Letter dated March 29, 2016 and Severance Agreement dated April 18, 2016 between Blue Bird Corporation and Mark Terry (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(19)	Offer Letter dated October 19, 2015 between Blue Bird Corporation and Tom Roberts (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(20)	Securities Purchase Agreement dated September 23, 2017 by and among Blue Bird Corporation and Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Blackwell Partners, LLC—Series A, and Coliseum School Bus Holdings, LLC (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(21)	Credit Agreement dated as of December 12, 2016 by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries and affiliates and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and the other lenders party thereto, together with certain exhibits (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on December 15, 2016).

(d)(21)	First Amendment, dated as of September 13, 2018, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed by the Company on September 13, 2018).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BLUE BIRD CORPORATION
Dated: September 14, 2018	By:	/s/ PAUL YOUSIF
		Name:	Paul Yousif
		Title:	General Counsel and Corporate Treasurer

 EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated September 14, 2018.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated September 14, 2018.

(a)(5)(ii)	Summary Advertisement, dated September 14, 2018.

(b)(i)	Credit Agreement dated as of December 12, 2016 by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries and affiliates and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and the other lenders party thereto, together with certain exhibits (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on December 15, 2016).

(b)(2)	First Amendment, dated as of September 13, 2018, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed by the Company on September 13, 2018).

(d)(1)	Registration Rights Agreement between the Company and certain security holders entered into in connection with the Company's initial public offering (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed by the Company on January 23, 2014).

(d)(2)	Blue Bird Corporation 2015 Omnibus Equity Incentive Plan (the "Incentive Plan") (incorporated by reference to Annex D to the Company's definitive Proxy Statement, as filed on January 20, 2015).

(d)(3)	Registration Rights Agreement, dated as of February 24, 2015, by and among the Company, The Traxis Group B.V. and the investors named therein (incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(4)	Phantom Equity Plan (incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(5)	Amendment No. 1 to Phantom Equity Plan (incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(6)	Amendment No. 1 to Phantom Equity Plan (incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(7)	Form of grant agreement for non-qualified stock options granted under the Company's Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(8)	Form of grant agreement for restricted stock granted under the Company's Incentive Plan (incorporated by reference to Exhibit 10.18 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(9)	Form of grant agreement for restricted stock units granted under the Company's Incentive Plan (incorporated by reference to Exhibit 10.19 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(10)	Form of indemnity agreement between the Company and each of its directors and executive officers (incorporated by reference to Exhibit 10.23 to the Company's Current Report on Form 8-K filed by the Company on March 2, 2015).

(d)(11)	Employment Agreement, dated as of April 1, 2011, between School Bus Holdings Inc. and Philip Horlock (incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(12)	First Amendment to Employment Agreement dated as of April 1, 2011 between School Bus Holdings Inc. and Philip Horlock made as of June 1, 2012 (incorporated by reference to Exhibit 10.25 to the Company's Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(13)	Severance Agreement, dated as of May 10, 2012, between Blue Bird Corporation and Phillip Tighe (incorporated by reference to Exhibit 10.29 to the Company's Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(14)	Severance Agreement, dated as of July 1, 2008, between School Bus Holdings Inc. and Paul Yousif (incorporated by reference to Exhibit 10.31 to the Company's Current Report on Form 8-K/A filed by the Company on April 23, 2015).

(d)(15)	Form of Restricted Stock Unit Grant Agreement for directors under the Company's Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q/A filed by the Company on August 18, 2015).

(d)(16)	Purchase and Sale Agreement dated May 26, 2016 by and among The Traxis Group G.V., Blue Bird Corporation, and ASP BB Holdings LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed by the Company on May 27, 2016).

(d)(17)	Letter Agreement dated May 26, 2016 among American Securities LLC, ASP BB Holdings LLC and Blue Bird Corporation (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed by the Company on May 27, 2016).

(d)(18)	Offer Letter dated March 29, 2016 and Severance Agreement dated April 18, 2016 between Blue Bird Corporation and Mark Terry (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(19)	Offer Letter dated October 19, 2015 between Blue Bird Corporation and Tom Roberts (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(20)	Securities Purchase Agreement dated September 23, 2017 by and among Blue Bird Corporation and Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Blackwell Partners, LLC—Series A, and Coliseum School Bus Holdings, LLC (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K filed by the Company on December 8, 2017).

(d)(21)	Credit Agreement dated as of December 12, 2016 by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries and affiliates and Bank of Montreal, as Administrative Agent and an Issuing Bank, Fifth Third Bank, as Co-Syndication Agent and an Issuing Bank and Regions Bank, as Co-Syndication Agent, and the other lenders party thereto, together with certain exhibits (incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed by the registrant on December 15, 2016).

(d)(21)	First Amendment, dated as of September 13, 2018, by and among the Company, School Bus Holdings, Inc. and certain of its subsidiaries, including Blue Bird Body Company as the borrower, Bank of Montreal, as Administrative Agent and certain other financial institutions party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed by the Company on September 13, 2018).

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SCHEDULE TO
  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURES
EXHIBIT INDEX